Exhibit 99.1

Auna Announces 2Q25 Financial Results

Adjusted EBITDA increases 5% FXN YoY with all segments contributing positively to quarterly results in their local currency

Luxembourg, Aug 19, 2025 – Auna (NYSE: AUNA) (“Auna” or the “Company”), a leading healthcare platform in Latin America with operations in Mexico, Peru, and Colombia, today announced financial results for the second quarter ended June 30, 2025 (“second quarter 2025” or “2Q25”). Financial results are expressed in Peruvian Soles (“S/” or PEN”) and are presented in accordance with International Financial Reporting Standards (“IFRS”), unless otherwise noted.

2Q25 Consolidated Highlights

●	Consolidated Revenue increased 4% FXN while decreasing 2% YoY on reported basis to S/1,094 million

●	Adjusted EBITDA increased 5% FXN, and decreased 3% YoY to S/241 million

●	Adjusted EBITDA Margin remained flat at 22.1%

●	Adjusted Net Income was S/89 million, up from S/13 million in 2Q24 and S/55 million in 1Q25

●	Leverage Ratio was 3.6x, in line with 3.6x in 1Q25

●	Oncology MLR reached a record low level of 49.8%

Message from Auna’s Executive Chairman and President

Auna grew its year-over-year (“YoY”) FX-neutral Adjusted EBITDA by 5%, with all three country segments contributing positively to our performance recovery in local currency terms. Despite significant foreign exchange headwinds—particularly the depreciation of the Mexican and Colombian currencies versus the Peruvian Sol— each operation demonstrated resilience to execute its strategy with utmost discipline with the goal of delivering clinical and operational excellence, showcasing the power of our diversified geographic footprint.

We continue to build a stronger, more efficient organization, while positioning Auna to effectively seize the near to long-term growth opportunities in Mexico’s massive private healthcare market. In Mexico, we have contained and stabilized the adverse effects related to physician/supplier relationships that temper the implementation of the AunaWay, in particular with respect to patient/physician alignment and cost containment for payors. Improvements in pricing and service mix, coupled with continued cost discipline, enabled us to grow EBITDA despite lower surgical volumes. This quarter also marked significant progress on key strategic initiatives in Mexico, including recruitment and integration of lead medical directors and physicians, productivity programs, expansion of the Oncosalud network outside of Monterrey, and selective capital deployment. In Peru, revenue growth across both Oncosalud and our healthcare network was supported by plan membership expansion, further price adjustments, and service volume increases, even as we expanded healthcare capacity. In Colombia, the risk-sharing models we have been implementing since last year are gaining additional traction, while collections commitments from intervened payors have been received on time as of the end of the quarter, reducing the need for impairment provisions as well as improvement in margins and cash flow.

Looking ahead, we continue to work on the optimization of our capital structure. We improved our maturity profile and maintained our Leverage Ratio at 3.6x, while continuing to target a medium-term goal of below 3.0x.

We are confident that the regional healthcare platform we are building—focused on high-complexity care, integrated care delivery, and disciplined capital allocation—positions Auna for further growth and long-term value for all stakeholders.

Overview of 2Q25 Consolidated Results

Revenues decreased 2% YoY to S/1,094 million, increasing 4% FXN, with revenues in local currency (“L.C.”) increasing 5% in Mexico and 8% in Peru while remaining flat versus 2Q24 in Colombia. In Mexico, healthcare network revenue increased, supported by higher tickets associated with high complexity services and an improved pricing mix in other non-core services. The Peruvian healthcare network benefited from higher demand for surgeries, membership growth, as well as price adjustments. In Colombia, the YoY growth in risk-sharing models supported the top line amidst a reduced service offering for intervened EPSs, the local insurance companies.

Adjusted EBITDA decreased 3% YoY, increasing 5% FXN, to S/241 million, with the margin flat at 22.1%. In L.C. terms, Adjusted EBITDA increased 2% in Mexico, 8% in Peru and 9% in Colombia. The increase in FXN Adjusted EBITDA reflects revenue growth in Mexico and Peru, as well as expenses that support growth, including investments in medical talent in Mexico and Peru, and sales commissions at Oncosalud. In Colombia, Adjusted EBITDA, included lower impairment provisions. Additionally, the results in Auna’s reporting currency were impacted by a 16% depreciation of MXN versus PEN and 9% depreciation of COP versus PEN.

Net finance costs were S/46 million in 2Q25 versus S/182 million in 2Q24. Net finance costs, excluding FX effects, would have been S/115 million in 2Q25 and S/133 million in 2Q24, a decrease of S/18 million or 13%.  The FX impact in 2Q25 includes a positive non-cash amount of S/68 million versus a negative S/49 million non-cash FX impact from 2Q24, mainly due to the effect of the appreciation of the Peruvian Sol against the US Dollar outside the range of Auna’s call-spread hedge.

Net Income was S/84 million in 2Q25 compared to S/8 million in 2Q24. On a per-share basis, Auna reported Net Income of S/1.10, based on a weighted average number of basic and diluted shares of 74,217,754.

Adjusted Net Income was S/89 million in 2Q25, versus S/13 million in 2Q24. On a per-share basis, Auna reported Adjusted Net Income of S/1.17, based on a weighted average number of basic and diluted shares of 74,217,754.

Business performance

HEALTHCARE SERVICES MEXICO

(Explanations of variances are in local currency unless expressed otherwise)

Auna′s Healthcare Services and Oncosalud’s operations in Mexico accounted for 25% of consolidated revenues and 36% of consolidated Adjusted EBITDA.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

					Δ 2Q'25 vs 2Q'24		Δ YTD 25 vs YTD 24
Healthcare Services Mexico Key Operating Metrics		2Q'25 (USD)	2Q'25	YTD 25	As Reported	Local Currency	As Reported	Local Currency
Beds	#		708	708	0%		0%
Surgeries	# (000)		4.9	9.6	-8%		-7%
Emergency treatments	# (000)		8.2	16.2	-8%		-13%
Operating capacity utilization	%		57.8%	58.8%	-5.4 p.p.		-3.3 p.p.
Total capacity utilization	%		38.5%	39.1%	-3.6 p.p.		-2.2 p.p.
Key Financial Metrics
Segment Revenue		77	274	517	-9%	5%	-15%	1%
Segment Adjusted EBITDA		25	88	168	-12%	2%	-17%	-2%
Segment Adjusted EBITDA margin	%		32.0%	32.6%	-1.1 p.p.		-0.8 p.p.

Segment revenue from Mexico increased 5% YoY in 2Q25. Despite a YoY decline in  demand for surgeries and emergency treatments in a soft market, revenues were supported by higher average tickets for these services. Additionally, growth was fueled by the rebalancing of the pricing mix in other service lines, including hemodynamics, radiotherapy, hemodialysis, and chemotherapy. However, the reduction in surgical procedures and emergency visits, which serve as key entry points for patient intake, had a downstream impact, leading to fewer hospitalizations and ICU admissions.

Segment Adjusted EBITDA increased 2% YoY in 2Q25, mainly due to revenue growth and cost efficiency measures implemented in 4Q24, particularly in pharmaceutical procurement and surgical equipment rentals. Resulting cost savings were partially offset by higher expenses associated with initiatives to enhance physician productivity, including incentive programs linked to the integration of Opcion Oncologia’s medical staff. Mexico’s Adjusted EBITDA Margin remained healthy at 32.0%, despite a 1.1 p.p. decline from 2Q24.

PERU OPERATIONS: HEALTHCARE SERVICES PERU AND ONCOSALUD PERU

Auna′s Healthcare Services and Oncosalud Peru accounted for 43% of consolidated revenues and 42% of consolidated Adjusted EBITDA.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

Healthcare Services Peru and Oncosalud Peru Key Financial Metrics		2Q'25 (USD)	2Q'25	YTD 25	Δ 2Q'25 vs 2Q'24	Δ YTD 25 vs YTD 24
Revenue		134	474	934	8%	9%
Healthcare Services Peru		76	269	532	5%	7%
Oncosalud Peru		81	286	567	7%	9%
Holding and Eliminations (*)			(81)	(165)	-2%	4%
Consolidated Peru Adjusted EBITDA		28	101	203	8%	13%
Healthcare Services Peru		10	34	76	-15%	-2%
Oncosalud Peru		19	67	127	25%	25%
Consolidated Peru Adj. EBITDA margin	%		21.3%	21.7%	0.0 p.p.	0.9 p.p.
Healthcare Services Peru			12.6%	14.2%	-3.0 p.p.	-1.4 p.p.
Oncosalud Peru			23.4%	22.4%	3.4 p.p.	2.9 p.p.

(*) Relates to intersegment revenue elimination.

Healthcare Services Peru Key Operating Metrics		2Q'25 (USD)	2Q'25	YTD 25	Δ 2Q'25 vs 2Q'24	Δ YTD 25 vs YTD 24
Beds	#		385	385	3%	3%
Surgeries	# (000)		5	11	7%	6%
Emergency treatments	# (000)		48	85	1%	-1%
Operating capacity utilization	%		75.6%	74.8%	-9.5 p.p.	-7.4 p.p.
Total capacity utilization	%		73.6%	72.9%	-0.8 p.p.	0.9 p.p.
Key Financial Metrics
Revenue		76	269	532	5%	7%
External revenues		56	200	387	9%	9%
Intercompany revenue		20	69	145	-4%	4%
Segment Adjusted EBITDA		10	34	76	-15%	-2%
Segment Adjusted EBITDA margin	%		12.6%	14.2%	-3.0 p.p.	-1.4 p.p.

Oncosalud Peru Key Operating Metrics		2Q'25 (USD)	2Q'25	YTD 25	Δ 2Q'25 vs 2Q'24	Δ YTD 25 vs YTD 24
Plan memberships	# (000)		1,389	1,389	10%	10%
Oncological Plans	# (000)		991	991	2%	2%
Average monthly revenue per plan membership		17.23	61.04	60.57	1%	2%
Preventive check-ups	# (000)		31	65	24%	24%
Patients treated	# (000)		17	54	32%	21%
MLR	%			54.9%		-3.7 p.p.
Oncological Plans	%			49.8%		-4.9 p.p.
Key Financial Metrics
Revenue		81	286	567	7%	9%
External revenues		77	274	547	6%	9%
Intercompany revenue		3	12	20	9%	1%
Segment Adjusted EBITDA		19	67	127	25%	25%
Segment Adjusted EBITDA margin	%		23.4%	22.4%	3.4 p.p.	2.9 p.p.

Total revenue from Peru increased 8% YoY to S/474 million in 2Q25. The 7% YoY increase in revenues at the Oncosalud Peru segment reflects an increase of 10% in total plan memberships, as well as the effect of annual price adjustments to support medical inflation in the Oncology and Healthcare plans. The MLR decreased 3.7 p.p. to 54.9%, led by an increase of General Healthcare plans in the product mix, while the Oncology MLR decreased for a fourth consecutive quarter to 49.8%, a 4.9 p.p. decrease, due to efficiencies in pharmaceutical costs.

The Healthcare Services segment increased revenues by 5% YoY, reflecting higher surgery volumes as well as improved pricing and service mix in Lima. Outside of Lima, Clinica Vallesur and Clinica Chiclayo also contributed to revenue growth in the same way, in addition to increased volumes in emergency visits and outpatient treatments at these care facilities.

Additionally, we added 47 operating beds across the network, mostly at Clinica Delgado and Clinica Miraflores in Piura, where we also added 10 beds to its total capacity. As a result, operating capacity utilization was 75.6%, and the total capacity utilization was 73.6%.

Consolidated Adjusted EBITDA in Peru increased 8% YoY to S/101 million in 2Q25, maintaining the margin flat at 21.3% versus 2Q24. The growth in Consolidated Adjusted EBITDA in Peru was primarily driven by higher revenues, while COGS and SG&A increased to support the growth of Peruvian operations, including sales commissions, expenses related to medical and administrative staff retention, and third-party medical services. On an individual segment basis, the Adjusted EBITDA from Healthcare Services Peru decreases 15% mostly due to expense allocations from the Oncosalud Peru segment, which have been reassessed based on the usage of corporate services, as well as certain incremental employee expenses including trainings and adjustments for cost inflation in 2025. The corporate expense allocation to the Peru Healthcare segment, along with the increase in revenues, also explains the 25% increase in Adjusted EBITDA in the Oncosalud Peru segment.

HEALTHCARE SERVICES COLOMBIA

(Explanations of variances are in local currency unless expressed otherwise)

Auna′s Healthcare services operations in Colombia accounted for 32% of consolidated revenues and 24% of consolidated Adjusted EBITDA.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

					Δ 2Q'25 vs 2Q'24		Δ YTD 25 vs YTD 24
Healthcare Services Colombia Key Operating Metrics		2Q'25 (USD)	2Q'25	YTD 25	As Reported	Local Currency	As Reported	Local Currency
Beds	#		1,131	1,131	1%		1%
Surgeries	# (000)		10	21	-11%		-11%
Emergency treatments	# (000)		36	72	5%		3%
Operating capacity utilization	%		85.5%	85.8%	-4.1 p.p		-1.4 p.p
Total capacity utilization	%		76.4%	76.6%	-6.5 p.p		-4.0 p.p
Key Financial Metrics
Segment Revenue		98	346	685	-8%	0%	-6%	3%
Segment Adjusted EBITDA		16	58	99	0%	9%	-8%	0%
Segment Adjusted EBITDA margin	%		16.7%	14.5%	1.4 p.p		-0.3 p.p.

Segment revenue from Colombia in 2Q25 remained practically unchanged versus 2Q24, primarily due to the gradual implementation of risk-sharing models in Antioquia, including Prospective Global Payments (“PGP”) for cardiovascular services, ambulatory services, and chemotherapy services, all of which offset revenue declines from surgeries, a service that has been limited as part of our strategy to manage revenues and cashflows from intervened payors. Additional contributions to the top line came from continued growth in chemotherapy and imaging services.

Operating capacity utilization in Colombia was 85.5%, a YoY decrease of 4.1 p.p., while total capacity utilization decreased 6.5 p.p. to 76.4% from 2Q24. These declines reflect the strategic decision to proactively manage contracted services with government-intervened payors and to implement efficiency measures in hospital bed allocation, both to prioritize cash generation over top-line growth. During the quarter, Auna added a new payor, Salud Total, under a PGP contract (effective July 1, 2025), further diversifying the payor mix away from intervened entities.

Segment Adjusted EBITDA increased 9% YoY in 2Q25, with the margin expanding 1.4 p.p to 16.7%. In 2Q’25 Adjusted EBITDA includes other income related to expired unclaimed payments due to patients, as well provisions for impairment losses. Notably, impairment losses as reported were S/2 million versus S/3 million in 2Q24 and S/10 million in 1Q25. This decline in impairment losses reflects timely receipt of payments from Nueva EPS, the largest of the intervened payors served by Auna in Colombia.

Balance Sheet & Cash Flow

Consolidated Debt

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Jun-25 (USD)	Jun-25	Dec-24	Jun-24	Δ Jun-25 vs
					Jun-24	Dec-24
(+) Loans and borrowings	1,009	3,574	3,620	3,780	-5%	-1%
Short term debt	169	598	654	516	16%	-9%
Long term debt	840	2,976	2,966	3,263	-9%	0%
(+) Lease Liabilities	36	129	148	147	-13%	-13%
Gross Debt	1,045	3,702	3,768	3,927	-6%	-2%
(-) Cash and cash equivalents / marketable securities	49	175	236	158	11%	-26%
Net Debt	996	3,528	3,532	3,769	-6.4%	-0.1%
Leverage Ratio		3.6x	3.6x	4.1x	-0.5x	0.1x

Gross Debt at the close of 2Q25 decreased 2% versus 4Q24 to S/3,702 million, due to (i) a S/76 million decrease in FX, mainly driven by a 6% appreciation of the PEN/USD exchange rate, (ii) a S/232 million reduction due to a 12.75% amortization of the Term Loan, and (iii) a S/35 million reduction in long-term debt and in financial and operating leases, offset by (i) a S/48 million increase in short-term debt related to working capital needs, and (ii) an increase of S/230 million related to the May 2025 issuance of 10.000% Senior Secured Notes due 2029.

Leverage Ratio was 3.6x at the end of 2Q25. This reflects the combination of lower  LTM EBITDA versus 4Q24 due to FX impacts and  less cash at the end of the period, partially offset by lower gross debt. While the 2Q25 Leverage Ratio remained unchanged compared to 1Q25, Auna remains focused on reaching its medium-term target of less than 3.0x Leverage Ratio.

Consolidated Debt Amortization Profile

(Figures in millions of Soles, unless expressed otherwise)

	Total	Leases	Y1	Y2	Y3	Y4	Y5	Y6+
Loans and Borrowings	3,574		598	321	506	746	1,355	49
Financial Leases	46		16	12	6	3	3	6
Operating Leases	82	82
Gross Debt	3,702	82	614	333	512	749	1,357	55

As of 2Q25. Excludes interest. Reflects figures post-refinancing. Y1 = July 2025 to June 2026, Y2 = July 2026 to June 2027, Y3 = July 2027 to June 2028, Y4 = July 2028 to June 2029, Y5 = July 2029 to June 2030, and Y6+ = July 2030 to September 2035.

Cashflow and Cash Conversion Cycle

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	2Q'25 (USD)	2Q'25	2Q'24	Δ 2Q'25 vs 2Q'24
Net cash from operating activities	71	251	271	-7%
Net cash used in investing activities	(31)	(109)	(116)	-6%
Net cash used in financing activities	(59)	(209)	(232)	-10%
Cash and cash equivalents at the end of the period	49	175	158	11%

	LTM Jun-24	LTM Mar-25	LTM Jun-25
Days Sales Outstanding	79	86	87
Days Inventory Outstanding	37	38	41
Days Payable Outstanding	109	127	132
Cash Conversion Cycle	7	-2	-3

*Measured on an average basis according to last twelve months results.

Net cash from operating activities decreased 7% YoY, or S/20 million, to S/251 million for the six months ended June 30, 2025 versus the comparable period last year, and included: (i) a S/20 million decrease in cash generated from operating activities, including S/11 million in performance based bonuses to the Opción Oncología doctors, (ii) a S/3 million decrease in net interest received , partially offset by an S/3 million decrease in income taxes paid. Operating cash flow related to collections of outstanding payments due from Nueva EPS is in line with the established payment plan for this payor, as of quarter end, partially offset by payments to suppliers in Mexico.

Net cash used in investing activities decreased 6% YoY, or S/7 million, to S/109 million for the six months ended June 30, 2025 versus the comparable period last year, and included: (i) S/90 million in organic maintenance CapEx, including an S/8 million payment for branding rights to the Opción Oncología doctors,  (ii) a S/15 million payment to former OCA shareholders for holdback obligations, and (iii) a S/6 million earnout payment to IMAT Oncomedica shareholders. In the first six months ended June 30, 2024, investing activities included: (i) S/70 million in organic maintenance CapEx, and (ii) a S/47 million earnout payment to IMAT Oncomedica shareholders.

Net cash used in financing activities was S/209 million, a decrease of 10% YoY, or S/23 million, for the six months ended June 30, 2025 versus the comparable period last year. Cash used in financing activities during the period included (i) S/114 million in term loan interest payments, (ii) S/ 18 million for hedge premium and swap interest payments, (iii) S/58 million in interest for Auna’s 2029 Senior Secured Notes, (iv) S/32 million in interest payments for working capital facilities, and (v) S/14 million in additional working capital borrowings. The comparable six months ended June 30, 2024 period included (i) S/143 million in term loan interest payments, (ii) S/35 million for hedge premiums, (iii) S/55 million in interest payments for Auna’s 2029 Senior Secured Notes and 2025 Senior Unsecured Notes, (iv) S/32 million in interest payments for working capital facilities, (v) S/14 million in additional working capital borrowings, and (vi) S/18 million in IPO proceeds and related refinancing activities as well as the repayment of certain indebtedness and financial obligations following the IPO.

About AUNA

Auna is a leading healthcare platform in Latin America with operations in Mexico, Peru, and Colombia, prioritizing prevention and concentrating on high-complexity diseases that contribute the most to healthcare expenditures. Our mission is to transform healthcare by providing access to a highly integrated healthcare offering in the underpenetrated markets of Spanish-Speaking Americas. Founded in 1989, Auna has built one of Latin America′s largest modern healthcare platforms that consists of a horizontally integrated network of healthcare facilities and a vertically integrated portfolio of oncological plans and selected general healthcare plans. As of June 30, 2025, Auna’s network included 31 healthcare network facilities, consisting of hospitals, outpatient, prevention and wellness facilities with a total of 2,333 beds, and 1.4 million healthcare plans.

For more information visit www.aunainvestors.com

Conference Call Details

When: 8:00 a.m. Eastern time, Aug 20, 2025

Who: Mr. Suso Zamora, Executive Chairman of the Board and President; Mrs. Gisele Remy, Chief Financial Officer and Executive Vice President; Mr. Lorenzo Massart, Executive Vice President of Strategy and Equity Capital Markets.

Dial-in: +1 888 596 4144 (U.S. domestic), +1 646 968 2525 (International)
Passcode: 3884034

To access Auna′s financial results call via telephone, callers need to press # to be connected to an operator.

Webcast: https://events.q4inc.com/attendee/825517156

Definitions and Concepts

Figures in US dollars (US$ or USD) for 2Q25 are presented for indicative purposes and were calculated using an FX rate of US$1= S/3.542. All comparisons in this announcement are year-over-year (“YoY”), unless otherwise noted; additionally, results are presented in an FX neutral basis (“FXN”) for consolidated revenues, consolidated cost of sales and services, consolidated selling and administrative expenses and consolidated adjusted

EBITDA, as well as, in local currency for the Mexico and Colombia segments, to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods.

Financial results are preliminary and subject to year-end audit.

Use of Non-IFRS Financial Measures

This release includes financial measures defined as “non-IFRS financial measures” by the SEC, including: EBITDA, EBITDA Margin, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted LTM EBITDA, Segment EBITDA, Segment EBITDA Margin, Segment Adjusted EBITDA, Segment Adjusted EBITDA Margin, Consolidated Peru Adjusted EBITDA, Consolidated Peru Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Net Income, Basic and Diluted EPS, Adjusted Basic and Diluted EPS, Leverage Ratio and FX Neutral because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.

In addition, management and our board of directors use these non-IFRS financial measures to assess our financial performance and believe they are helpful in highlighting trends in our core operating performance, while other measures can differ significantly depending on long-term strategic decisions regarding the growth of our business. These are not measures of operating performance under IFRS and have limitations as analytical tools. You should not consider such measures either in isolation or as substitutes for analyzing our results as reported under IFRS. Additionally, our calculations of EBITDA, Segment EBITDA, Adjusted EBITDA, Adjusted Net Income, EBITDA Margin, Adjusted EBITDA Margin, Adjusted Net Income Margin, FX Neutral and Leverage Ratio may be different from the calculations used by other companies for similarly titled measures, including our competitors, and therefore may not be comparable to those of other companies.

EBITDA: is calculated as profit (loss) before tax for the period plus net finance cost and depreciation and amortization. EBITDA is a key metric used by management and our board of directors to assess our financial performance.

EBITDA Margin: is calculated as EBITDA divided by total revenue from contracts with customers.

Adjusted EBITDA: is calculated as profit (loss) before tax for the period plus net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development (income) expenses for expansion into new markets, change in fair value of earn-out liabilities, stock-based consideration and personnel non-recurring compensation.

Adjusted EBITDA Margin: is calculated as Adjusted EBITDA divided by total revenue from contracts with customers.

Adjusted Last Twelve Month (“LTM”) EBITDA: is calculated by adding the last four quarters beginning with the corresponding period.

Segment EBITDA: is calculated as segment profit before tax plus net finance cost and depreciation and amortization.

Segment EBITDA Margin: is calculated as segment EBITDA divided by total segment revenue from contracts with customers.

Segment Adjusted EBITDA: is calculated as segment profit (loss) before tax for the period plus net finance cost, depreciation and amortization, pre-operating expenses for projects under construction, business development (income) expenses for expansion into new markets, change in fair value of earn-out liabilities, stock-based consideration and personnel non-recurring compensation.

Segment Adjusted EBITDA Margin: is calculated as segment Adjusted EBITDA divided by total Segment revenue from contracts with customers.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	2Q'25 (USD)			Δ 2Q'25 vs		Δ YTD 25 vs
		2Q'25	YTD 25	2Q'24	1Q'25	YTD 24
Profit (Loss) before Tax	37	132	194	4501%	115%	917%
(+) Net Finance Cost	13	46	127	-74%	-42%	-64%
(+) Depreciation and Amortization	16	55	109	-1%	4%	-3%
(=) EBITDA	66	234	429	-3%	20%	-11%
(+) Adjustments	2.0	7.2	34.3
(a) Pre-operating expenses	0.1	0.5	0.7
(b) Business development expenses	1.1	3.9	27.6
(c) Stock-based consideration	0.7	2.6	5.3
(d ) Personnel non-recurring compensation	0.0	0.1	0.6
(=) Adjusted EBITDA	68	241	464	-3%	8%	-5%
Adjusted EBITDA Margin		22.1%	43.4%	-0.1 p.p.	0.7 p.p.	-1.2 p.p.

(a) Pre-operating expenses consist of legal and administrative expenses incurred in connection with medical facilities under construction, such as Clínica Chiclayo, costs relating to the Torre Trecca PPP, and legal and administrative expenses incurred in connection with the acquisition of land banks for future facilities.

(b) Business development expenses consist of expenses incurred in connection with projects and payments to sellers to expand into new markets, including through greenfield projects and M&A activity.

(c) Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors and other Auna management including executives and employees.

(d) Personnel non-recurring compensation related to the implementation of an efficiency program across business units aimed at streamlining processes and capturing synergies on the local and regional levels.

At the segment level, 2Q25 adjustments include (i) Pre-operating expenses of S/0.5 million in Holdings and eliminations, (ii) Business development expenses of S/3.9 million in Healthcare Services Mexico; (ii) Stock based consideration of S/ 1.7 million in Healthcare Services Mexico, S/0.2 million in  Healthcare Services Peru, S/0.2 million in Oncosalud Peru, and S/0.6 million in Holdings and eliminations; (iii) Personnel non-recurring compensation of S/0.1 million in Healthcare Services Mexico.

In 2Q24 adjustments include (i) Pre operating expenses of S/1.6 million in Healthcare Services Mexico and S/0.2 in Holdings and eliminations,(ii) Business development expenses of S/1.4 million in Healthcare Services Mexico; (iii) Stock based consideration of S/0.3 million in Holdings and eliminations; (iv) Personnel non-recurring compensation of S/2.0 million  in Healthcare Services Mexico, S/1.6 million in Healthcare Services Peru and S/0.1 million in Healthcare Services Colombia.

Consolidated Peru Adjusted EBITDA: is calculated by adding Healthcare Services Peru segment Adjusted EBITDA plus Oncosalud Peru segment Adjusted EBITDA.

Consolidated Peru Adjusted EBITDA Margin: is calculated as Healthcare Services Peru segment Adjusted EBITDA plus Oncosalud Peru segment Adjusted EBITDA, divided by total revenues from Healthcare Services Peru Segment plus total revenues from Oncosalud Peru segment.

Adjusted Net Income: is calculated as profit (loss) for the period plus adjustments as described below.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	2Q'25 (USD)	2Q'25	2Q'24	YTD 25	YTD 24
Net Income (Loss)	24	84	8	122	(0)
(a) Pre-operating expenses	0.1	0.5	1.8	0.7	2.2
(b) Business development expenses	1.1	3.9	1.4	27.6	1.4
(c) Stock-based consideration	0.7	2.6	0.3	5.3	0.6
(d) Personnel non-recurring compensation	0.0	0.1	3.6	0.6	3.6
(e) Non-cash and non-recurring financial costs	0.0	0.0	0.0	0.0	29.6
(f) Allocated tax effects	(0.7)	(2.6)	(2.1)	(13.0)	(2.3)
(=) Adjusted Net Income	25	89	13	143	35

(a) Pre-operating expenses consist of legal and administrative expenses incurred in connection with medical facilities under construction, such as Clínica Chiclayo, costs relating to the Torre Trecca PPP, and legal and administrative expenses incurred in connection with the acquisition of land banks for future facilities.

(b) Business development expenses consist of expenses incurred in connection with projects and payments to sellers to expand into new markets, including through greenfield projects and M&A activity.

(c) Stock-based consideration includes share-based payments plans for non-executive members of the Board of Directors and other Auna management including executives and employees.

(d) Personnel non-recurring compensation related to the implementation of an efficiency program across business units aimed at streamlining processes and capturing synergies on the local and regional levels.

(e) Non-cash and non-recurring financial costs include; 1) one-time non-recurring costs of refinancing activities; 2) non-cash derivative costs related to mark to market of legacy derivatives related to extinguished financings; and 3) non-cash effects related to early extinguishment of financings.

(f) Allocated tax effects neutralize the tax shield that the items considered as adjustment have generated in the taxable profit.

Basic and Diluted Earnings per Share: Basic and Diluted Earnings per Share is calculated by dividing the profit attributable to owners of the Company by the weighted average number of basic and diluted shares outstanding during the period, which excludes treasury shares.

Adjusted Basic and Diluted Earnings per Share: Adjusted Basic and Diluted Earnings per Share is calculated by dividing profit attributable to owners of Adjusted Net Income of the Company by the weighted average number of basic and diluted shares outstanding during the period, which excludes treasury shares.

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	2Q'25 (USD)	2Q'25	2Q'24	YTD 25	YTD 24
Net Income (Loss)	24	84	8	122	(0)
Income (Loss) attributable to Owner of the company	23	82	4	117	(10)
Weighted average number of basic and diluted shares at June 30		74.2	74.0	74.2	60.6
Basic and diluted earnings per share	0.31	1.10	0.05	1.58	(0.16)
Adjusted Net Income (Loss)	25	89	13	143	35
Income (Loss) attributable to owners of Adjusted Net Income	24	87	9	139	25
Weighted average number of basic and diluted shares at June 30		74.2	74.0	74.2	60.6
Adjusted Basic and Diluted Earnings per Share	0.33	1.17	0.12	1.87	0.42

Leverage Ratio: We calculate Leverage Ratio as (i) current and non-current loans and borrowings plus current and non-current lease liabilities minus (ii) cash and cash equivalents, divided by (iii) Last twelve months Adjusted EBITDA.

(Figures in millions of Soles, unless expressed otherwise)

	2Q'24	4Q'24	2Q'25

Current and non-current loans & borrowings	3,780	3,620	3,574
Current and non-current lease liabilities	147	148	129
Cash and cash equivalents	158	236	175
Net Debt	3,769	3,532	3,528
Adjusted LTM EBITDA	913	993	968
Leverage Ratio	4.1x	3.6x	3.6x

Net Debt: We calculate Net Debt as Gross Debt minus Cash and cash equivalents.

(Figures in millions of Soles, unless expressed otherwise)

	2Q'24	4Q'24	2Q'25

(+) Loans and borrowings	3,780	3,620	3,574
Short term debt	516	654	598
Long term debt	3,263	2,966	2,976
(+) Lease Liabilities	147	148	129
Gross Debt	3,927	3,768	3,702
(-) Cash and cash equivalents	158	236	175
Net Debt	3,769	3,532	3,528

FX Neutral: FX Neutral (“FXN”) measures are prepared and presented to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended June 30, 2024 were calculated by multiplying the as reported amounts of Revenue, Adjusted EBITDA and the key business metrics for such period by the average Mexican pesos / Peruvian soles exchange rate for the three months ended June 30, 2024 (MXN 4.5975 to PEN 1.00) and the average Colombian pesos / Peruvian soles exchange rate for the three months ended June 30, 2024 (COP 1,048.4972 to PEN 1.00); then using such results to re-translate the corresponding amounts back to Peruvian soles by dividing them by the average Mexican pesos / Peruvian soles and Colombian pesos / Peruvian soles exchange rate for the three months ended June 30, 2025 (MXN 5.3316 to PEN 1.00 / COP 1,146.7466 to PEN 1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended June 30, 2025.

Safe Harbor Statement

This press release contains forward-looking statements. Forward-looking statements convey our current expectations or forecasts of future events. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from the forward-looking statements that we make. Forward-looking statements typically are identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” ”estimate,” “intend,” “project,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions. Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including, our target Leverage Ratio, the near to long-term growth opportunities in Mexico and the creation of further growth and long-term value. Any or all of our forward-looking statements in this press release may turn out to be inaccurate. Our actual results could differ materially from those contained in forward-looking statements due to a number of factors.

The forward-looking statements in this press release represent our expectations and forecasts as of the date of this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see our Form 20-F filing with the U.S. Securities and Exchange Commission (the “SEC”).

Financial Guidance Disclaimer

Auna′s guidance is based on management’s current performance outlook and expected macroeconomic and regulatory conditions in the three countries where the Company operates. Any changes in these conditions could have an impact on the guidance provided.

Auna’s  financial guidance reflects management’s current assumptions regarding numerous evolving factors that are difficult to accurately predict, including those discussed in the Risk Factors set forth in the Company’s Form 20-F filed with the SEC. Reconciliations of forward-looking non-IFRS measures, specifically Leverage Ratio guidance, to the relevant forward-looking IFRS measures are not being provided, as the Company does not currently have sufficient data to accurately estimate the variables and individual adjustments for such guidance and reconciliations. Due to this uncertainty, the Company cannot reconcile projected Leverage Ratio to projected net income without unreasonable effort. The financial guidance constitutes forward-looking statements. For more information, see the “Forward-Looking Statements” section in this release.

IR Contact

Email: contact@aunainvestors.com

- Financial Tables Follow –

Balance Sheet (1/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Jun-25 (USD)	Jun-25	Dec-24	Δ Jun-25 vs Dec-24
Assets
Current assets
Cash and cash equivalents	49	175	236	(61)
Trade accounts receivable	287	1,018	962	56
Other assets	76	271	253	17
Inventories	39	139	144	(5)
Derivative financial instruments	0	1	9	(8)
Other investments	32	112	100	12
Total current assets	484	1,715	1,704	12
Non-current assets
Trade accounts receivable	0	1	1	(0)
Other assets	7	26	24	2
Investments in associates and joint venture	8	28	25	3
Property furniture and equipment	651	2,306	2,280	26
Intangible assets	768	2,720	2,657	64
Right-of-use assets	34	119	131	(12)
Investment properties	2	6	6	0
Derivative financial instruments	12	43	59	(15)
Deferred tax assets	57	201	194	7
Other investments	0	0	0	0
Total non-current assets	1,539	5,452	5,377	75
Total assets	2,023	7,167	7,081	86

Balance Sheet (2/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	Jun-25 (USD)	Jun-25	Dec-24	Δ Jun-25 vs Dec-24
Liabilities
Current liabilities
Loans and borrowings	169	598	654	(57)
Lease liabilities	9	32	32	0
Trade accounts payable	259	918	931	(13)
Other accounts payable	80	282	290	(7)
Provisions	3	10	12	(2)
Derivative financial instruments	8	30	15	15
Insurance contract liabilities	3	11	10	1
Deferred income	0	0	0	(0)
Total current liabilities	531	1,882	1,945	(63)
Non-current liabilities
Loans and borrowings	840	2,976	2,966	11
Lease liabilities	27	96	115	(19)
Trade accounts payable	1	2	3	(1)
Other accounts payable	19	67	73	(7)
Derivative financial instruments	12	42	27	15
Deferred tax liabilities	86	306	328	(23)
Deferred income	0	0	0	(0)
Total non-current liabilities	985	3,489	3,513	(24)
Total liabilities	1,516	5,371	5,458	(87)

Total equity	507	1,796	1,623	173
Total liabilities and equity	2,023	7,167	7,081	86

Income Statement

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise

	2Q'25 (USD)	2Q'25	YTD 25	Δ 2Q'25 vs	Δ YTD 25 vs
				2Q'24	YTD 24
Revenue
Healthcare Services Mexico	77	274	517	-9%	-15%
Healthcare Services Colombia	98	346	685	-8%	-6%
Healthcare Services Peru & Oncosalud Peru	134	474	934	8%	9%
- Healthcare Services Peru	76	269	532	5%	7%
- Oncosalud Peru	81	286	567	7%	9%
- Holding and eliminations	(23)	(81)	(165)	-2%	4%
Total Revenue	309	1,094	2,136	-2%	-3%
Cost of sales and services	(186)	(660)	(1,320)	-5%	-3%
Gross profit	123	434	816	2%	-3%
Gross margin		39.7%	38.2%	1.6 p.p.	-0.1 p.p.
Selling expenses	(15)	(54)	(108)	14%	7%
Administrative expenses	(59)	(208)	(391)	3%	0%
(Loss) reversal for impairment of trade receivables	(2)	(8)	(23)	4.2x	7.2x
Other income and expenses, net	3	12	21	59%	12%
Operating profit	50	176	316	-3%	-13%
Finance income	2	5	11	-18%	-11%
Finance income from exchange difference	19	68	106	n.a	35.2x
Finance costs	(34)	(120)	(244)	-14%	-23%
Finance costs from exchange difference	-	-	-	-	-
Net finance cost	(13)	(46)	(127)	-74%	-64%
Share of profit of equity accounted investees	1	2	5	5%	15%
Profit (loss) before tax	37	132	194	20.4x	9.2x
Income tax expense (benefit)	(14)	(48)	(72)	-5.7x	2.7x
Net Income (Loss)	24	84	122	3.8x	-297.1x
EBITDA
Healthcare Services Mexico	23	82	137	-14%	-31%
Healthcare Services Colombia	16	58	99	0%	-8%
Healthcare Services Peru & Oncosalud Peru	28	100	202	9%	14%
- Healthcare Services Peru	10	34	75	-12%	0%
- Oncosalud Peru	19	67	127	24%	24%
Holding and eliminations	(2)	(6)	(8)
Total EBITDA	66	234	429	-3%	-11%
Total Adjusted EBITDA	68	241	464	-3%	-5%
Adjusted EBITDA Margin		22.1%	21.7%	-0.1 p.p.	-0.6 p.p.

Statement of Cash Flows (1/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	YTD 25 (USD)	YTD 25	YTD 24	Δ YTD 25 vs YTD 24
Cash flows from operating activities
(Loss) profit for the period	34	122	(0)	122
Adjustments for:
Depreciation	16	57	60	(3)
Depreciation of right-of-use assets	4	14	14	0
Amortization	11	38	39	(1)
(Reversal) loss for Impairment of inventories	0	0	(2)	2
Equity-settled share-based payment transactions	2	5	1	5
Gain (loss) on disposal of property furniture and equipment	0	0	1	(1)
Loss on disposal of right-of-use assets net of leases	-	-	0	(0)
Loss on disposal of intangibles	-	-	1	(1)
Reversal (loss) for impairment of trade receivables	7	23	3	21
Share of profit of equity-accounted investees	(1)	(5)	(5)	(1)
Technical provisions and other provisions	0	1	0	1
Finance income	(33)	(117)	(15)	(101)
Finance costs	69	244	365	(122)
Tax expense	20	72	19	52
Net changes in assets and liabilities
Trade accounts receivable and other assets	(24)	(83)	(212)	128
Inventories	2	7	7	0
Trade accounts payable and other accounts payable	(7)	(24)	92	(116)
Provisions and employee benefits	(1)	(3)	(2)	(1)
Insurance contract liabilities	0	1	6	(5)
Cash generated from operating activities	99	351	371	(20)
Income tax paid	(31)	(109)	(111)	3
Interest received	3	9	12	(3)
Net cash from operating activities	71	251	271	(20)

Statement of Cash Flows (2/2)

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	YTD 25 (USD)	YTD 25	YTD 24	Δ YTD 25 vs YTD 24
Cash flows from investing activities
Payment for accounts payables to former shareholder	(6)	(21)	-	(21)
Purchase of properties furniture and equipment	(14)	(48)	(35)	(13)
Purchase of intangibles	(10)	(34)	(22)	(12)
Dividends from equity-accounted investees	1	2	1	2
Purchase of other investments net of sales	(2)	(8)	(13)	5
Proceeds from sale of property furniture and equipment	0	0	0	(0)
Payment for contingent consideration	-	-	(47)	47
Net cash used in investing activities	(31)	(109)	(116)	7
Cash flows from financing activities
Proceeds from issuance of common stock in initial public offering, net of issuance costs	-	-	1,268	(1,268)
Proceeds from settlement of derivatives - interest rate swaps	(1)	(3)	-	(3)
Payments of initial public offering costs	-	-	(16)	16
Proceeds from loans and borrowings	232	822	475	347
Payment for loans and borrowings	(222)	(785)	(437)	(347)
Payment for lease liabilities	(6)	(22)	(23)	0
Penalty paid for debt prepayment	(0)	(0)	-	(0)
Payment for costs of Extinguishment of debt	-	-	(17)	17
Payment for derivatives premiums	(4)	(15)	(35)	20
Interest paid	(58)	(205)	(229)	24
Acquisition of non-controlling interest	-	-	(1,218)	1,218
Net cash used in financing activities	(59)	(209)	(232)	23
Net increase in cash and cash equivalents	(19)	(66)	(77)	10
Cash and cash equivalents at January 1	67	236	241	(5)
Exchange difference on cash and cash equivalents for the period	1	5	(7)	12
Cash and cash equivalents at the end of the period	49	175	158	17

Historical Financial Metrics

(Figures in millions of Soles and millions of US Dollars, unless expressed otherwise)

	2Q'23	3Q'23	4Q'23	1Q'24	2Q'24	3Q'24	4Q'24	1Q'25	2Q'25
Revenue
Oncosalud Peru	230	237	244	253	269	273	276	281	286
Healthcare Services Peru	217	230	225	241	255	255	245	263	269
Healthcare Services Colombia	282	324	335	349	378	363	353	339	346
Healthcare Services Mexico	281	294	284	308	302	316	268	243	274
Holding and eliminations	(64)	(69)	(67)	(76)	(83)	(80)	(79)	(84)	(81)
Total revenue from contracts with customers	946	1,015	1,021	1,076	1,120	1,127	1,063	1,042	1,094
Cost of sales and services	(586)	(643)	(645)	(662)	(693)	(677)	(629)	(660)	(660)
Gross profit	360	372	376	414	427	449	434	382	434
Selling expenses	(51)	(55)	(42)	(53)	(48)	(55)	(42)	(54)	(54)
Administrative expenses	(191)	(177)	(193)	(191)	(202)	(195)	(201)	(182)	(208)
Impairment losses on trade receivables	(2)	(1)	(2)	0	(3)	(25)	(13)	(16)	(8)
Other expenses	0	0	(21)	0	0	0	(2)	0	0
Other income	20	10	13	11	8	54	14	9	12
Operating profit	136	149	130	182	183	229	190	139	176
Finance income	3	3	6	6	7	6	7	6	5
Finance income from exchange difference	30	0	33	3	0	28	(31)	37	68
Finance costs	(129)	(158)	(357)	(177)	(139)	(138)	(138)	(123)	(120)
Finance costs from exchange difference	0	(17)	17	0	(49)	0	8	0	0
Net finance cost	(96)	(172)	(302)	(168)	(182)	(103)	(155)	(80)	(46)
Share of profit of equity-accounted investees	2	2	1	2	2	2	2	3	2
Profit (loss) before tax	42	(20)	(170)	16	3	127	37	62	132
Income tax (expense) benefit	(19)	3	(50)	(25)	5	(27)	(13)	(24)	(48)
Net Income	23	(18)	(219)	(8)	8	101	24	38	84
EBITDA	194	210	188	241	241	286	244	195	234
EBITDA Adjustments
Net Income	23	(18)	(219)	(8)	8	101	24	38	84
Income tax expense	19	(3)	50	25	(5)	27	13	24	48
Net finance cost	96	172	302	168	182	103	155	80	46
Depreciation and amortization	56	59	56	56	56	55	52	53	55
(a) Pre-operating expenses	0	1	0	0	2	0	0	0	0
(b) Business development expenses	0	0	0	0	1	(44)	3	24	4
(c) Change in fair value of earn-out liabilities	(4)	0	21	0	0	0	0	0	0
(c) Stock-based consideration	0	0	4	0	0	6	3	3	3
(d ) Personnel non-recurring compensation	0	0	0	0	4	2	5	0	0
Adjusted EBITDA	190	211	213	241	248	250	254	222	241

Key Operating Metrics

	2Q'25	2Q'24	Δ 2Q'25 vs 2Q'24
Oncosalud Peru
Plan memberships (1) (2)	1,388,579	1,263,495	10%
Average monthly revenue per plan member (3)	S/ 60.57	S/ 59.64	1.6%
Preventive check-ups (4)	64,563	51,909	24.4%
Patients treated (5)	53,746	44,581	20.6%
Medical loss ratio (6)	54.9%	58.6%	-3.7 p.p

Healthcare Services
Total bed capacity (1)(7)	2,224	2,199	1.1%
Surgeries (8)	41,526	44,128	-5.9%
Emergency treatments (9)	174,129	175,188	-0.6%
Operating capacity utilization (10)	76.7%	79.9%	-3.1 p.p
Total capacity utilization (11)	64.0%	66.5%	-2.5 p.p

1)	As of period end and as reported to the National Superintendence of Health Susalud. Includes Oncology plans and Health plans.

2)	Includes active plan members and inactive members. Inactive members are defined as those plan members that have not paid monthly fees due for up to three months. As of June 30, 2025, we had 1,279,122 active members and 109,457 inactive members.

3)	Total revenue for the period corresponding to insurance revenue in the Oncosalud Peru segment divided by the average number of plan members during the period, divided by the number of months in the period.

4)	Preventive check-ups consider Oncology check-ups at the Centro de Bienestar Ambulatorio – CBA (wellness center) in Lima, Peru. The number of Healthcare checkups is negligible.

5)	Number of individual plan members receiving treatment for cancer during the period, which may include multiple instances of treatment per plan member.

6)	MLR is calculated as (i) claims for medical treatment generated by our prepaid oncology and general healthcare plans plus (ii) technical reserves relating to plan members treated pursuant to such plans, whether at our facilities or third-party facilities, divided by revenue generated by our prepaid oncology and general healthcare plans.

7)	Includes all beds within the Healthcare Network and excludes 109 Oncology beds.

8)	Number of surgeries includes surgeries outpatient surgeries and cesarean sections

9)	Emergency care includes the number of visits in the emergency room and may include several visits per patient.

10)	Operating capacity utilization (Occupancy) is calculated as (i) (x) total number of days in which any of our beds had a hospitalized patient during the period divided by (y) total number of operating beds, times (ii) total number of days during the period.

11)	Total capacity utilization (Occupancy) is calculated as (i) (x) total number of days in which any of our beds had a hospitalized patient during the period divided by (y) total number of beds, times (ii) total number of days during the period.